

February 23, 2011

Grace Wu, Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 208 Juli Road
Pudong New Area
Shanghai 201203, People's Republic of China

Re: Shanda Interactive Entertainment Limited
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed May 20, 2010
File No. 000-50705

Dear Ms. Wu:

We have reviewed your letter dated January 28, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 15, 2010.

Form 20-F

Risk Factors

Other Risks Related to Our Businesses

While we believe that we currently have adequate internal control procedures in place . . ., page 31

1.   We note your responses to prior comments 4 and 8. Please confirm if any of the individuals primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting are certified public accountants or hold other similar professional designations. Tell us the educational background for your Finance Director, Accounting

Manager, and Internal Audit Manager. Additionally, for each individual identified, please describe the extent of U.S. GAAP, internal controls over financial reporting, or SEC reporting experience from their former jobs, if any. Finally, please describe in further detail the nature and extent of U.S. GAAP training courses taken by each individual identified, including the frequency it is taken. In your response, please address why you believe these individuals have sufficient experience to prepare your financial statements in accordance with U.S. GAAP and maintain effectiveness of internal controls over financial reporting.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

Restrictions on Cash Transfers to the Company, page 90

2.   We note that payment of dividends of a PRC company may be made out of accumulated profits as determined in accordance with accounting standards and regulations in China. Please tell us and consider disclosing if the restricted net assets disclosed on page 34 ($373.6 million) are calculated in accordance with Chinese or U.S. accounting standards. If there are any significant differences between restricted net assets calculated in Chinese accounting standards as compared to U.S. accounting standards, please explain them to us in your response and consider disclosing these differences. Also, please explain how this amount reconciles to your statutory reserves disclosed in the consolidated balance sheets ($28.8 million).

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Principal Accounting Policies, (2) Consolidation, page F-11

3.   We note your response to prior comment 7 where you indicate that you believe a loss of control of any PRC entity now consolidated is not reasonably possible. Notwithstanding this conclusion, please tell us how you considered disclosing your assessment's impact on how you believe each significant control and economic benefits agreements are enforceable under PRC and local law in your consolidation policy footnote disclosure pursuant to ASC 810-10-50-8.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief